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                                                                      EXHIBIT 12


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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ERIK BALLAN,                               :
                                           :
                          Plaintiff,       :
                                           :     Civil Action No. 14187
                 -against-                 :
                                           :     CLASS ACTION COMPLAINT
KEITH S. WELLIN, MICHAEL L. TINER,         :
JAMES F. ATKINS, GEORGE A. CIOTTI,         :
JEFFREY J. COLLINSON, JAMES E.             :
DONLAN, CALVIN A. THOMPSON                 :
WILLIAM D. WITTER, and MOORCO              :
INTERNATIONAL INC.                         :
                                           :
                          Defendants.      :
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                 Plaintiff, Erik Ballan, by his attorneys, alleges upon
information and belief, except for paragraph 1 hereof, which is alleged upon personal knowledge, as follows:

                                  THE PARTIES

                 1. Plaintiff owns shares of common stock of defendant Moorco International Inc. ("Moorco" or the "Company") and has been the owner continuously of such shares since prior to the wrongs complained of herein.

                 2. Defendant Moorco is a corporation organized and existing under the laws of the State of Delaware with its principal place of business located at 2800 Post Oak Blvd., Houston, Texas 77056. Moorco is a leading supplier of fluid measurement and pressure control products for the petroleum,
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industrial process, and electric power generation industries.  Moorco's stock is listed and actively traded on the New York Stock Exchange.

                 3. Defendant Keith S. Wellin ("Wellin") is the Chairman of the Board of Directors and a director of Moorco. According to the Company's Proxy Statement dated August 12, 1994, Wellin holds approximately 5.1% of Moorco common stock.

                 4. Defendant Michael L. Tiner ("Tiner") is President, Chief Executive Officer, and a director of the Company. According to the Company's Proxy Statement dated August 12, 1994, Tiner received compensation from Moorco in the amount of $380,560 during fiscal year 1993.

                 5. Defendant William D. Witter ("Witter") is a director of the Company. According to the Company's Proxy Statement dated August 12, 1994, Witter holds approximately 7.4% of Moorco common stock.

                 6.  Defendant James F. Atkins ("Atkins") is a director of
Moorco.

                 7.  Defendant George A. Ciotti ("Ciotti") is a director of
Moorco.

                 8. Defendant Jeffrey J. Collinson ("Collinson") is a director of Moorco.





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                 9.  Defendant James E. Donlan ("Donlan") is a director of
Moorco.

                 10. Defendant Calvin A. Thompson ("Thompson") is a director of Moorco.

                 11. The above-named individual defendants (collectively the "Individual Defendants") as officers and/or directors of Moorco and/or as significant shareholders of Moorco, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

                 12. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other stockholders of Moorco as of April 5, 1995 (except defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions.

                 13. This action is properly maintainable as a class action for the following reasons:





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                 (a)  The Class is so numerous that joinder of all members is impracticable. There are more than approximately 9 million shares of Moorco common stock held by approximately 139 shareholders of record who are members of the Class. The holders of these shares are geographically dispersed throughout the United States. Moorco stock is listed and actively traded on the New York Stock Exchange.

                 (b) there are questions of law and fact which are common to members of the Class including, inter alia, the following:

                 (i) whether defendants have engaged in conduct constituting unfair dealing to the detriment of the Class;

                (ii) whether defendants are engaging in a plan or scheme to thwart and/or summarily reject offers that may maximize the value of shareholders' investment in Moorco, to the detriment of the Class;

               (iii) whether defendants are engaging in a plan or scheme to entrench themselves at the expense of the public stockholders of Moorco; and

                (iv) whether plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of;


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                 (c)  the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;

                 (d) plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

                            SUBSTANTIVE ALLEGATIONS

A.       The Adoption Of The Poison Pill

                 14. On November 6, 1994, Moorco announced that its Board of Directors had adopted a shareholders rights plan. The plan (with a 15% trigger) entails a distribution of one right for each outstanding share of Moorco common stock. Each right will entitle the holder to buy one one-hundreth (1/100th) of a share of a new series of junior participating preferred stock at an exercise price of $65 per share. Each one one-hundreth of a share of junior participating preferred stock will be essentially the economic equivalent of one share of Moorco common stock. The rights will attach to and trade with Moorco common stock and will not be exercisable until a person or group acquires 15% of Moorco's common stock or commences a





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tender offer that would result in ownership of 15% of Moorco's common stock.

                 15. If any person becomes a 15% stockholder, the rights not held by the 15% stockholder "flip in" and become rights to buy shares of Moorco common stock at a 50% discount. After a "flip in" event and prior to a person's becoming the beneficial owner of 50% or more of the Company's common stock, the Board of Directors may, in lieu of allowing the rights to be exercised, issue one share of common stock in exchange for all or any pro rata portion of the rights. In the event Moorco is merged and its common stock is exchanged or converted, the new rights, "flip over" and require that provision be made so as to entitle the holders to buy shares of the acquiring person's common stock at 50% discount.

                 16. The Company stated, on November 8, 1994, that the shareholder rights plan becomes effective if any person acquires 15% of the Company, and is designed to require prospective buyers to negotiate with Moorco's Board. As a consequence, by implementing the poison pill, the defendants have a heightened duty to ascertain whether a highly beneficial acquisition offer can be obtained from a potential offeror.





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B.  The Offer by FMC

                 17. On April 4, 1995, it was publicly disclosed, on The PR Newswire, that FMC Corp. ("FMC") has offered to buy Moorco in an all-cash merger valued at $20.00 a share, or approximately $223 million (the "Offer"). The Offer represents a 45% premium over the $13.75 closing price of Moorco's common stock on Friday, March 31, 1995, and a multiple of 21.5 times Moorco's latest twelve months' net income.

                 18. Further, in a letter to Tiner, Moorco's President and Chief Executive Officer, dated April 4, 1995, FMC states that it will consider offering a higher price, if Moorco can demonstrate "additional value."

                 19. In response to the Offer, Moorco common stock, on April 4, 1995, rose $7.75 to $21.375, rising above the $20 per share buyout price offered by FMC.

                 20. In spite of this Offer to Moorco's shareholders by FMC, Reuters, on April 4, 1995, reported that Moorco executives were not publicly responding to the Offer. Further, The Wall Street Journal, on April 5, 1995, stated that FMC wants to discuss its Offer with Moorco, but that Tiner, "didn't respond to a call from Robert N. Burt, FMC's Chairman."





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                 21.  The Offer presents plaintiff and the Class with an
outstanding opportunity to maximize the value of their Moorco shares for the following reasons:

                 (a) Moorco's has struggled with declining earnings and revenues, and the Company is not poised for future growth. The Company's sales for its third-quarter ended February 28, 1995 were $45,093,000 compared to $50,032,000 in the third quarter of last year. Net income was $1,636,000 and earnings per share were $0.15 compared to the $2,948,000 and $0.25 per share earned in the same period last year. Sales for the Company's nine-months ended February 28, 1995 were $134,795,000 compared to $149,035,000 for the first nine-months of last year. Net income was $4,698,000 and earnings per share were $0.40 compared to the $8,740,000 and $0.73 per share earned in the first nine-months of last year.

                 (b) The market showed great enthusiasm for the disclosure on April 4, 1995 of FMC's proposal. The market price of common shares of Moorco immediately rose $7.75, from $13.75 at the close of trading on March 31, 1995 to $21.375 at the close of trading on April 4, 1995.

                 (c) The Offer presents a possible opportunity to maximize shareholder value even in excess of $223 million through negotiation with FMC and/or putting Moorco up for auction.





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                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

                 22. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class by rejecting the Offer out-of-hand without fully evaluating or becoming fully informed with regard to the Offer and without taking any steps to maximize shareholder value for plaintiff and the members of the Class.

                 23. By virtue of the acts and conduct herein, the Individual Defendants are not acting in good faith and have breached their fiduciary and other common law duties which they owe to plaintiff and the other members of the Class, have engaged in unfair dealing for their own benefit and to the detriment of the Class, and have pursued a course of conduct designed to entrench themselves in their positions of control within the Company.

                 24. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and solidify their positions of control and enjoyment of the perquisites of office.





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                 25.  As a result of the foregoing, defendants' summary
rejection of the Offer is a breach of the defendants' fiduciary duties and should be enjoined.

                 26.  Plaintiff has no adequate remedy at law.

                 WHEREFORE, plaintiff demands judgment as follows:

                 (a) declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

                 (b) declaring defendants' rejection of the Offer to be a breach of defendants' fiduciary duties to plaintiff and the Class;

                 (c) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by:

                 (i) requiring defendants to consider the Offer in good faith, to take all possible measures maximizing the value of Moorco stock by, for example, engaging in a course of due diligence and negotiating with FMC, or otherwise maximizing the value of the Company to plaintiff and the Class; and

                (ii) requiring defendants to make full and fair disclosure of the Offer, the negotiations between Moorco and





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         FMC, and all other matters concerning a possible acquisition or merger of Moorco which a reasonable investor would consider important;

                 (d) ordering defendants, jointly and severally, to pay to plaintiff and other members of the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                 (e) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiffs attorneys and experts' fees; and

                 (f) granting such other and further relief as the Court may deem just and equitable.

Dated:  April 5, 1995

                                    ROSENTHAL, MONHAIT, GROSS &
                                      GODDESS, P.A.


                                    By:  /s/ Joseph A. Rosenthal
                                       --------------------------------
                                       Joseph A. Rosenthal
                                    Suite 214, First Federal Plaza
                                    P.O. Box 1070
                                    Wilmington, DE  19899-1070
                                    (302) 656-4433

                                    Attorneys for Plaintiff

Of Counsel:

WOLF POPPER ROSS WOLF & JONES
845 Third Avenue
New York, New York  10022
(212) 759-4600





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